UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 34718 / September 26, 2022

_____

In the Matter of   :
                                                                                                                          :
JOHN HANCOCK ASSET-BASED LENDING FUND   :
JOHN HANCOCK INVESTMENT MANAGEMENT LLC   :
MARATHON ASSET MANAGEMENT LP   :
MARATHON SECURED PRIVATE STRATEGIES MASTER FUND II A, L.P.   :
MARATHON SECURED PRIVATE STRATEGIES MASTER FUND II B, L.P.   :
MARATHON SECURED PRIVATE STRATEGIES REIT II, LLC   :
MARATHON HEALTH CARE FINANCE FUND, L.P.   :
MARATHON HEALTHCARE FINANCE (EUROPE) INVESTMENT FUND   :
MARATHON DISTRESSED CREDIT MASTER FUND   :
MARATHON DISTRESSED CREDIT MASTER (CAYMAN) FUND, LP   :
MARATHON STEPSTONE MASTER FUND LP   :
MARATHON SECURITIZED CREDIT MASTER FUND, LTD   :
MARATHON ECO IV SCA SICAV-RAIF   :
MARATHON CENTRE STREET PARTNERSHIP, LP   :
TRS CREDIT FUND, LP   :
MARATHON BLUE GRASS CREDIT FUND, LP   :
MARATHON CURRITUCK FUND, LP – SERIES A   :
MARATHON CURRITUCK FUND, LP – SERIES C   :
MARATHON CURRITUCK FUND, LP – SERIES D   :
MARATHON SECURED PRIVATE STRATEGIES MASTER FUND III A, L.P.   :
MARATHON SECURED PRIVATE STRATEGIES MASTER FUND III B, L.P.   :
MARATHON SECURED PRIVATE STRATEGIES MASTER FUND III C, L.P.   :
MARATHON SPS IA FUND, L.P.   :
MARATHON STRATEGIC OPPORTUNITIES PROGRAM, LP   :
                                                                                                                          :
                                                                                                                          :
One Bryant Park, 38th Floor   :
New York, NY 10036   :
                                                                                                                          :
(812-15286)   :
                                                                                                                          :

_____

ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE ACT

John Hancock Asset-Based Lending Fund, et al. filed an application on December 1, 2021, and
amendments to the application on May 11, 2022 and August 8, 2022, requesting an order under

sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act that would permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act. The order would permit certain business development companies and closed-end management investment companies (collectively, the "Regulated Funds") to co-invest in portfolio companies with each other and with certain affiliated investment entities.

On August 29, 2022, a notice of the filing of the application was issued (Investment Company Act Release No. 34690). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the Regulated Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by John Hancock Asset-Based Lending Fund, et al. (File No. 812-15286) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier,
Deputy Secretary.